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                      ARTICLES OF TRANSFER


         The Global Privatization Fund, Inc., a Maryland corporation (hereinafter the "Transferor"), and Alliance
Worldwide Privatization Fund, Inc., a Maryland corporation
(hereinafter the "Transferee"), hereby certify that:

         FIRST: The Transferor agrees to transfer all of its property and assets to the Transferee.

         SECOND: The address and principal place of business of the Transferee is 1345 Avenue of the Americas, New York, New York 10105. The Transferee was incorporated on March 16, 1994, under the laws of the State of Maryland. The Transferor was incorporated on October 4, 1993; under the laws of the State of Maryland.

         THIRD: The principal office in Maryland of both the Transferor and Transferee is located in Baltimore City, Maryland.

         FOURTH: Neither the Transferor nor Transferee owns an interest in land in any county or other political subdivision in the State of Maryland.

         FIFTH: The nature and amount of the consideration to be paid by the Transferee for the assets of the Transferor will be determined as follows: In exchange for all of the assets of the Transferor, the Transferee will: A) assume and pay, to the extent that they exist on or after the Closing, as defined below, liabilities of the Transferor reflected as of the Closing in the net asset value per share of the Transferor shares of common stock and no other liabilities (whether contingent or otherwise); and B) transfer to the Transferor a number of full and fractional shares of Class A Common Stock of the Transferee ("Transferee



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Shares") equal to that number of full and fractional Transferor shares determined by multiplying the number of Transferor shares by an exchange ratio, determined by dividing the net asset value per share of the Transferor's shares by the net asset value per share of the Transferee shares. The exchange ratio will be carried to the fourth decimal place; the product of the multiplication will be carried to the third decimal place. In each case such net asset values will be determined on a consistent basis as of the close of regular trading on the New York Stock Exchange next preceding the Closing, as defined in
Section 2 of the Agreement and Plan or Reorganization and Liquidation dated as of August 30, 1995 between the Transferor and the Transferee (the "Agreement"). The assets to be transferred, the liabilities to be assumed and the terms of the transfer are more particularly described in the Agreement.

         SIXTH: The Transferee Shares that will be delivered to the Transferor and distributed to the shareholders of the Transferor pursuant to the Agreement shall (i) with respect to redemptions and exchanges for shares of another open-end investment company sponsored by Alliance Capital Management L.P. occurring on or prior to June 30, 1996, be subject to a redemption fee equal to 2% of the net asset value of such shares at the time such shares are so redeemed or exchanged, and
(ii) with respect to redemptions and such exchanges occurring after such date and as of or prior to the close of business on September 30, 1996, be subject to a redemption fee equal to 1% of the net asset value of such shares at the time such shares are so redeemed or exchanged. Such temporary redemption fee shall be deducted from the amount otherwise payable to holders of such Transferee Shares upon such redemption or exchange and shall be retained by the Transferee. The level and duration of the redemption fee may be reduced, or the fee may be terminated, at any time at the discretion of the Transferee.


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         SEVENTH:  The stock transfer records of the Transferor
were closed immediately following the close of regular trading on the New York Stock Exchange, Inc. on October 24, 1995 for the period through October 27, 1995, except to the extent necessary to permit the recordation thereafter of settlements of trades in shares of the Transferor occurring on or prior to October 24, 1995. The stock transfer records of the Transferor shall be closed permanently as of the Closing.

         EIGHTH: The terms and conditions of the transaction set forth in these Articles of Transfer were advised, authorized and approved by the Transferor and the Transferee in the manner and by the vote required by their respective charters and the laws of Maryland. The manner of approval by the Transferor and the Transferee of the transaction set forth in these Articles of Transfer is as follows:

         (a) The Board of Directors of the Transferor adopted a resolution which declared that the transaction set forth in these Articles of Transfer is advisable and directed that the transaction be submitted for consideration by the shareholders at a Special Meeting held on October 10, 1995. The transaction was approved by more than a majority of the votes entitled to be cast by the shareholders of the Transferor on October 10, 1995.

         (b) The Board of Directors of the Transferee approved the transaction set forth in these Articles of Transfer at meetings held on June 27, 1995 and July 18, 1995.











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         NINTH:  These Articles of Transfer will become effective
at 5:00 p.m. on October 27, 1995.

         IN WITNESS WHEREOF, as of the ___ day of October, 1995, the Transferor and the Transferee have caused these Articles of Transfer to be signed in their respective corporate names and on
their behalf by their respective                       , who
acknowledge that these Articles of Transfer are the corporate act of the Transferor and Transferee and that to the best of their knowledge, information and belief and under the penalties of perjury, all matters and facts with respect to authorization and approval of the transfer contained in these Articles of Transfer are true in all material respects.


ATTEST:                      THE GLOBAL PRIVATIZATION FUND, INC.

     /s/ Edmund P. Bergan, Jr.        /s/ John D. Carifa
By:  _____________________      By:  ______________________________
     Title:                             Title:



ATTEST:                            ALLIANCE WORLDWIDE
                                   PRIVATIZATION
                                   FUND, INC.


By:  ____________________     By:  ____________________________
     Title:                             Title:















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